Via Facsimile and U.S. Mail
Mail Stop 4720

February 12, 2010

Kenneth Barton
President and Chief Executive Officer
MedBook World, Inc.
2629 Regent Road
Carlsbad, California 92010

       Re: **MedBook World, Inc.**
                 Registration Statement on Form 10-12G, as amended
                 File No. 000-53850

Dear Mr. Barton:

      We have completed our review of your Form 10-12G and have no further comments at this time.

                 Sincerely,

                 Jeffrey Riedler
                 Assistant Director

cc: Daniel C. Masters, Esq.
       P.O. Box 66
       La Jolla, CA 92038